SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: November 13, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Sony Chemical and Information Device Corporation to Realign Business Strategy and Reorganize Manufacturing Operations in order to Strengthen Business Structure"

News & Information	Sony Chemical and Information Device Corporation
November 13, 2009

Sony Chemical and Information Device Corporation to Realign Business Strategy and Reorganize Manufacturing Operations in order to Strengthen Business Structure

Tokyo, Japan – Sony Chemical & Information Device Corporation (“Sony CID”) today announced that it would implement a series of urgent measures to strengthen its business structure and cost competitiveness and improve its profitability in order to adapt to the sudden and rapid changes in the economic environment.  In particular, Sony CID will realign its business strategy and reorganize its manufacturing operations in Japan, centering on its Nakada plant, in order to enhance operational efficiency and optimize administrative functions.  Going forward, Sony CID will concentrate its resources in growth areas such as Anisotropic Conductive Film (ACF) and photovoltaic related materials.

Details are as follows:

[Realignment of business strategy]

➢	Consolidation of magnetic head manufacturing operations <End of February 2010>

In response to the decline in demand for magnetic heads, Sony CID’s Kurikoma Factory (Kurihara City, Miyagi Prefecture), which is operated by the Nakada plant (Tome City, Miyagi Prefecture), will cease production as of the end of February 2010, and manufacturing of magnetic heads will be consolidated within the Nakada plant with the aim of further enhancing the efficiency of operations.

➢	Transfer of touch panel manufacturing operations overseas <End of March 2010>

In response to increasing price competition, touch panel manufacturing operation at the Nakada plant will be transferred to Sony Chemicals (Suzhou) Co., Ltd.(a subsidiary of Sony CID located at Suzhou City, China), and the Nakada plant will cease manufacturing touch panels as of the end of March 2010.

[Reorganization of manufacturing operations in Japan]

While efforts will be made to relocate employees at the Nakada plant, whose operations will be downsized in line with these changes, to other plants including Sony CID facilities, an early retirement program is also scheduled to be offered.

All operations at the Nakada plant and at Sony CID’s Toyosato plant (Tome City, Miyagi Prefecture) (which manufactures the products set out below) will be consolidated under the management of the Tome plant, to be established on Jan 1, 2010 in Tome City, Miyagi Prefecture.  The Tome plant will be created by integrating the organizations of Nakada and Toyosato plants in order to eliminate duplication and optimize administrative functions.  The Nakada and Toyosato plants will be renamed the Nakada site and Toyosato site and will continue to operate under the management of the Tome plant.

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■	Sony Chemical & Information Device Corporation

Establishment:	March 5, 1962
Headquarters:	Gate City Osaki, East Tower 8th Floor, 1-11-2 Osaki, Shinagawa-ku,
Tokyo 141-0032, Japan
Representative:	Takashi Ichinose
Capital stock:	5.5 billion yen (wholly-owned by Sony Corporation)
Principal operations:	Manufacturing and sales of electronic materials, electronic parts, adhesive materials, optical materials. Manufacturing of optical disks, magnetic tapes, magnetic devices, print media and laminate (high density interposer)
Non-consolidated sales:	142.7 billion yen (As of March 31, 2009)
Non-consolidated employees:	3,330 (As of November 1, 2009):
Manufacturing sites in Japan:	Tagajyo Plant (Tagajyo City, Miyagi Prefecture)
Production items: Magnetic tapes, optical disks, electrodes for Li-ion batteries
Kanuma Plant (Kanuma City, Tochigi Prefecture)
Production items: Industrial adhesive, Industrial adhesive tape, Optical film, UV cured resin (FLP, UR-LP), Anisotropic Conductive Film (ACF)
Neagari Plant (Nomi City, Ishikawa Prefecture)
Production items: Flex-Rigid printed circuit boards, self control protectors, laminate (high density interposer)
Nakada Plant (Tome City, Miyagi Prefecture)
Production items: Magnetic heads, transformers, optical parts, touch panels, electrode powder for Li-ion batteries
Kurikoma Factory (Kurihara City, Miyagi Prefecture)
Production items: Magnetic heads
Toyosato Plant (Tome City, Miyagi Prefecture)
Production items: Magnetic tapes (digital videocassette tapes, commercial-use Betacam tapes), IC cards (FeliCa IC card), print media

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